Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
David Morimoto	Wayne Kirihara
SVP & Treasurer	SVP - Corporate Communications
(808) 544-3627	(808) 544-3687
david.morimoto@centralpacificbank.com	wayne.kirihara@centralpacificbank.com

NEWS RELEASE

Central Pacific Financial Corp. Announces Final Results of Its Modified “Dutch Auction” Tender Offer

Purchases 3,405,888 shares of common stock at $20.20 per share in the tender offer; expects to close on previously-announced private repurchases of additional 2,782,178 shares of common stock on April 7, 2014

HONOLULU, HI, March 28, 2014 — Central Pacific Financial Corp. (NYSE: CPF), parent company of Central Pacific Bank, today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 P.M., New York City time, on March 21, 2014.

Based on the final count by Wells Fargo Shareowner Services, the depositary for the tender offer, Central Pacific has accepted for purchase 3,405,888 shares of Central Pacific’s common stock (the “Shares”) at a purchase price of $20.20 per Share for a total cost of approximately $68,800,000, excluding fees and expenses relating to the tender offer.

The depositary will promptly pay for the Shares accepted for purchase pursuant to the terms of the tender offer.  Shares tendered and not accepted for purchase will be returned promptly to shareholders by the depositary.

The tender offer was oversubscribed and, pursuant to the terms of the tender offer, Central Pacific accepted on a pro rata basis approximately 96.6% of the Shares properly tendered and not properly withdrawn at or below the purchase price of $20.20 per Share by each tendering shareholder, except for tenders of odd lots, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the tender offer.

On February 20, 2014, Central Pacific entered into repurchase agreements with each of Carlyle Financial Services Harbor, L.P. (“Carlyle”) and ACMO-CPF, L.L.C. (“Anchorage”), pursuant to which Central Pacific agreed to purchase up to $28,100,000 of Shares from each of Carlyle and Anchorage, or an aggregate of $56,200,000, for the price at which Shares are purchased in the tender offer.  Assuming the conditions to the private repurchases are satisfied, Central Pacific expects to purchase 1,391,089 Shares from each of Carlyle and Anchorage at a price of $20.20 per Share for a total cost of approximately $56,200,000, excluding fees and expenses relating to the private repurchases. The private repurchases are expected to occur on April 7, 2014, the eleventh business day following the expiration date of the tender offer.

The aggregate purchase price for the Shares repurchased in the tender offer and those repurchased from Carlyle and Anchorage will total approximately $125,000,000, and the aggregate number of Shares repurchased in the tender offer and those repurchased from Carlyle and Anchorage will total 6,188,066, which is approximately 14.7% of the Shares outstanding prior to the completion of the tender offer and the private repurchases. Upon completion of the tender offer and the private repurchases, Central Pacific will have approximately 35.9 million Shares outstanding.

Sandler O’Neill + Partners, L.P. served as the dealer manager for the tender offer. D.F. King & Co., Inc. served as information agent for the tender offer.  Shareholders and investors who have questions or need assistance may call Sandler O’Neill + Partners, L.P. toll-free at (800) 635-6851 or D.F. King & Co., Inc. toll free at (800) 659-6590 (banks and brokers may call collect at (212) 269-5550).

About Central Pacific

Central Pacific Financial Corp. is a Hawaii-based bank holding company with approximately $4.7 billion in assets. Central Pacific Bank, its primary subsidiary, operates 35 branches and 112 ATMs in the state of Hawaii, as of December 31, 2013. For additional information, please visit the Company’s website at http://www.centralpacificbank.com.

Forward Looking Statements

This news release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These risks and uncertainties are detailed in the Company’s reports filed with the SEC and include, but are not limited to, conditions in financial markets and the economy, liquidity and access to capital, investment valuations, interest rate changes, competitive factors and the ability to attract and retain skilled executives and employees, the ability to complete the private repurchases and the number of Shares purchased pursuant to the private repurchases and the ability to achieve the benefits contemplated by the tender offer and share repurchases.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent report on Form 10-K and other documents on file with the SEC. Any forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The contents of any websites referenced in this news release are not incorporated by reference into this news release.

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